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SEC FILE NUMBER
8-41389

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 9 2008

Washington, DC
112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cantor, Weiss & Friedner, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul Cantor (212)350-7200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Cantor, Weiss & Friedman, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph Weiss

Signature

Secretary

Title

Notary Public

Paul S. Cantor
Notary Public, State of New York
No. 02CA6089554
Qualified in New York County
My Commission Expires March 24, 20__

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

CANTOR, WEISS & FRIEDNER, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cantor, Weiss & Friedner, Inc.

We have audited the accompanying statement of financial condition of Cantor, Weiss & Friedner, Inc. as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cantor, Weiss & Friedner, Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 28, 2008

CANTOR, WEISS & FRIEDNER, INC.

Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 3,554
Securities owned, at fair value	821,703
Furniture, fixtures, office equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,123,446)	363,566
Other assets	33,004
	$ 1,221,827
Liabilities	
Cash overdraft	$ 15,566
Commissions payable	106,558
Due to clearing broker	129,152
Accrued expenses and other liabilities	186,046
	437,322
Commitments	
Stockholders' Equity	
Common stock - no par value; 200 shares authorized; 165.75 shares issued	614,846
Retained earnings	499,353
Less 34 shares of common stock in treasury, at cost	(329,694)
Total stockholders' equity	784,505
	$ 1,221,827

See notes to statement of financial condition

CANTOR, WEISS & FRIEDNER, INC.

Notes to Statement of Financial Condition
December 31, 2007

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Business:

Cantor, Weiss & Friedner, Inc. (the "Company") is a registered broker/dealer, clearing all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company also trades securities on margin for its own account.

[2] Revenue recognition and valuation of investments:

Securities transactions and commission revenue and expenses are recorded on a trade date basis. Securities owned and sold short are valued at fair value based on exchange quoted prices or as determined by management.

[3] Equipment and improvements:

Furniture, fixtures, office equipment and leasehold improvements are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the shorter of the estimated useful lives of the respective assets or over the lease term.

[4] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[5] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels; quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3).

SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company intends to adopt SFAS 157 in January 2008. The Company expects that adoption of SFAS 157 will not have a material effect on the Company's financial statements since its investments are marketable and have therefore been valued based upon quoted market prices in active markets (Level 1).

NOTE B - INCOME TAXES

The Company elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, the Company's income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State tax purposes. The Company is subject to New York City corporate income taxes and the New York State corporate minimum tax.

NOTE C - RELATED PARTY TRANSACTIONS

The Company, serving as introducing broker, earned commission income during 2007 of approximately $1,020,000 from affiliated investment partnerships.

The Company shares its offices and certain personnel with Beech Hill Advisors, Inc. (formerly known as Cantor, Weiss & Wurm Asset Management Co., Inc.), an affiliated investment advisor.

NOTE D - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of approximately $309,000, which was approximately $209,000 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.41 to 1.

NOTE E - CONCENTRATION OF CREDIT RISK

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company's custodian broker is highly capitalized and a member of major securities exchanges.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE F - COMMITMENTS - LEASE

The Company occupies office space under a lease which is scheduled to expire on February 29, 2012. Under the terms of the lease, the base rent is subject to escalations for increases in real estate taxes and operating costs. Certain principals of the Company have guaranteed payments required under the lease obligation. During 2007 the Company employed certain registered representatives who are conducting business for the Company at other locations. The Company agreed to bear the lease costs of the facilities at these locations. In September 2007, the Company became the lessee on the renewal of one operating lease which expires on December 31, 2012. The aggregate minimum annual rentals under the leases and agreed commitments are approximately as follows:

Year Ending December 31,	Minimum Rentals
2008	$ 268,000
2009	245,000
2010	246,000
2011	248,000
Thereafter	90,000
	$ 1,097,000

Rent expense for the year ended December 31, 2007 amounted to approximately $223,000. In lieu of a rent security deposit, the Company maintained an irrevocable standby letter of credit in favor of the lessor of its primary office facility in the amount of $60,000 which expired in October 2007. The Company is in the process of obtaining a new letter of credit.

NOTE G - 401(K) PLAN

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. Employees who have completed six months of service and have attained 21 years of age are eligible to participate. Participants may contribute up to 15% of their salary. The plan provides for discretionary employer matching contributions.

END